Exhibit 99.2

Millar Western Forest Products Ltd.
Management’s Discussion and Analysis

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations (“MD&A”) is based upon and should be read in conjunction with our 2009 audited financial statements and the accompanying notes included elsewhere in this annual report on Form 6-K.

The MD&A contains historical information, descriptions of circumstances and statements about future developments or anticipated financial results. These forward-looking statements are based on certain assumptions or expectations that, in turn, are subject to various risks or uncertainties. The statements are intended to help readers better understand the financial performance of Millar Western Forest Products Ltd. (the Company), but readers should exercise caution in relying upon them in anticipating the future financial performance of the Company.

Our financial statements have been prepared in accordance with Canadian GAAP, which may differ from financial statements prepared in accordance with U.S. GAAP. For a further discussion of these differences, see note 23 in our audited financial statements, included elsewhere in this annual report on Form 6-K.

The information in this MD&A is as of March 2, 2010, and all dollar amounts are expressed in Canadian currency, unless otherwise indicated.

General

The Company’s two operating segments are pulp and lumber. The pulp segment consists of a bleached chemi-thermo-mechanical pulp (BCTMP) mill at Whitecourt, Alberta, that produces hardwood, softwood and blended pulps. The lumber segment consists of three sawmill facilities producing spruce-pine-fir (SPF) dimension lumber, located at Whitecourt, Boyle and Fox Creek, Alberta, with the latter operation currently inoperable due to a fire in 2008 that destroyed the sawmill. Corporate and other activities are based at the Company’s office in Edmonton, Alberta.

The Company’s operating results are largely dictated by prevailing market prices for pulp and lumber. The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions and the corresponding demand for residential and commercial construction in North America and for paper and related products in North America, Europe and Asia, and by changes in industry production capacity and inventory levels.

In addition, Canadian lumber markets and the Company’s results are significantly impacted by the Softwood Lumber Agreement (SLA) implemented in October 2006, the outcome of a longstanding softwood-lumber trade dispute between Canada and the United States. Under the SLA, the Alberta region rejected the option of subjecting its U.S. lumber exports to a hard-cap quota and lower export tax regime, choosing instead a no-quota option with a higher tax regime. Alberta lumber exports to the U.S., therefore, are subject to export taxes of 15% at current market-pricing levels, as well as a further 7.5% tax applied when shipments from our region exceed defined surge levels, for a total tax of 22.5% ..

Operating results are sensitive to fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar, because prices for a majority of the Company’s products are denominated in U.S. dollars or linked to prices quoted in U.S. dollars. In 2009, approximately 77% of revenue was denominated in U.S. dollars, while most operating costs were incurred in Canadian dollars. As well, substantially all of the Company’s debt has been incurred in U.S. dollars. In order to mitigate the impact of foreign exchange volatility on its operating results, the Company has entered into foreign-exchange forward contracts that partially hedge its exposure to fluctuations in the value of its U.S.-dollar-denominated revenues.

(1)

Freight and other distribution costs also have an impact on the Company’s operating results, since most of its products are sold on a delivered basis, often to export locations. The Company’s ability to compete in world markets is dependent upon efficient and cost-effective transportation of products to customers.

The availability of an economical fiber supply is one of the most important factors affecting the profitability of forest products companies. Fiber supply self-sufficiency is a key competitive element, because the direct control and management of timber resources partially insulates an operator from fluctuations in the market price of fiber. More than 90% of the fiber requirements for the Company’s pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or from multiple-year agreements with other forest products companies, providing fiber-supply security and cost stability on a sustainable basis. The Company purchases the balance of its fiber requirements on the open market.

Though lower than previous years due to depressed energy markets, electricity costs represent approximately 22% of manufacturing costs for pulp and approximately 4% for lumber, and fluctuations in the price of electricity can have a significant impact on cost of products sold. In January 2001, the Company acquired long-term power purchase rights to insulate its pulp and lumber operations from volatility in the electricity market. The benefit of these rights is allocated to the operating segments based on electricity consumption.

Matters Affecting Comparisons

In 2008, the Company adopted several new accounting policies, as outlined in note 2 of the accompanying financial statements, with certain of them affecting the 2008 opening balances in our financial results and, therefore, comparisons to past financial statements. In adopting Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855), the Company elected to expense transaction costs on borrowings. As a result, effective January 1, 2008, other assets were reduced by $4.0 million; future tax liabilities were reduced by $1.0 million; and opening retained earnings were reduced by $3.0 million. In adopting Inventories (CICA Handbook Section 3031), the Company reduced the carry value of log inventories and reclassified major spare parts from maintenance supply inventories to property, plant and equipment. The combined result of these changes was a decrease of $6.5 million in inventories; an increase of $1.5 million in property, plant and equipment; a decrease of $3.8 million in retained earnings; and a decrease of $1.3 million in future income-tax liabilities.

As also outlined in note 2 of the accompanying financial statements, on January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets,  and, as a result, reclassified $1.7 million in computer software from property, plant and equipment to intangible assets.

(2)

Results of Operations

The following table sets out our segmented operating and financial results for the periods indicated.

	Year ended December 31,
	2009	2008	2007
	(in millions of Canadian dollars)
Revenue
Lumber	$87.0	$131.5	$119.9
Pulp	167.8	197.8	205.2
Corporate and other	0.3	0.3	2.1
Total	$255.0	$329.6	$327.2
Operating earnings (loss)
Lumber	$(16.5)	$(12.2)	$(18.4)
Pulp	11.8	28.2	27.5
Corporate and other	(13.6)	(14.5)	(12.7)
Total	$(18.4)	$1.5	$(3.7)
Financing expenses - net	$(18.1)	$(18.2)	$(16.5)
Unrealized exchange gain (loss) on long-term debt	31.7	(43.1)	33.1
Other income (expense)	(10.2)	33.1	(3.5)
Earnings (loss) before income taxes	(14.9)	(26.7)	9.4
Income tax recovery	7.4	5.1	7.1
Net earnings (loss)	$(7.5)	$(21.5)	$16.5

As the year began, the world was in the grip of a far-reaching financial crisis. The insecurity and risk aversion that resulted slowed the global economy, negatively impacting paper and paperboard consumption and, ultimately, the demand for market pulp. Lumber markets, meanwhile, were continuing to feel the effects of a collapse of the U.S. housing market, which resulted in an unprecedented fall in housing starts and a corresponding decrease in the demand for softwood lumber.

Demand and pricing for both the Company’s primary products fell in the early part of the year, resulting in industry-wide supply curtailments and layoffs. Not immune to these developments, Millar Western curtailed production at all operating facilities and implemented staff reductions, both indefinite and temporary, in the first quarter.

The Company’s results were also affected by a strengthening Canadian dollar, which climbed from $US0.821/C$ at the beginning of the year to near parity before softening to $US0.951 at the end of the year. The strong Canadian dollar had a negative impact on the Company’s revenues, since a significant portion of its sales are denominated in U.S. dollars; however, the effect on sales revenues was largely offset by the positive impact of the conversion to Canadian currency of the Company’s U.S.-dollar-denominated debt.

Revenue for the year was down, the result of significantly lower pricing for both product lines and reduced shipments from the lumber segment in addition to the impact of exchange rates. Even with significant improvements in per-unit cost of production, the Company had an operating loss of $18.4 million, compared to an operating profit of $1.5 million in the previous year.

Other expenses of $10.2 million were largely the result of foreign-exchange losses on working capital of $8.6 million and a $1.8 million write-off of obsolete assets. This compared unfavourably to the $33.1 million of other income recorded in 2008, the result of $7.7 million in foreign-exchange gains on working capital and the net settlement of $25.7 million related to the Fox Creek insurance claim.

After a tax recovery of $7.4 million, the Company reported a net loss of $7.5 million, which was much improved over the previous year’s net loss of $21.5 million but well short of the $16.5 million in net earnings recorded in 2007.

(3)

Lumber

	Year ended December 31,
	2009	2008	2007

Production - SPF - mmfbm	306.6	438.2	388.5
Shipments - SPF - mmfbm	353.4	476.7	407.7
Average Benchmark price - SPF#2&Better-US$ per mfbm	$180	$217	$245
Sales - millions	$87.0	$131.5	$119.9
EBITDA[1] - millions	$(7.2)	$(2.5)	$(9.4)
EBITDA margin - %	-8%	-2%	-8%
Operating loss - millions	$(16.5)	$(12.2)	$(18.4)
Capital expenditures - millions	$2.9	$1.3	$7.0

(1)	Non GAAP measure: EBITDA is defined as operating earnings plus depreciation and amortization on property, plant and equipment and other assets.

Throughout the year, the downturn in U.S. housing market conditions continued to affect the softwood lumber industry in North America. The industry, including the Company, responded with significant production curtailments, the impact of which began to be felt as the year progressed. Prices peaked in response to a modest increase in demand late in the second quarter and early in the third quarter. After a modest correction in the fall, a price rally began late in the year and has extended into 2010. This rally appears to be driven more by lack of supply than by demand increases, but does offer the first positive outlook for the lumber market seen in many years.

At US$180/mmfbm, average benchmark pricing for the year set an unprecedented low, dropping 17% from 2008 and 26% from 2007 levels, which were themselves well below historic trend-line levels. Pricing was also negatively affected by the strengthening Canadian dollar, which rose nearly 16% in value versus the U.S. dollar from the beginning of the year. The situation was compounded by the 2006 Canada-U.S. Softwood Lumber Agreement which, under the no-quota, higher-taxation Option A adopted by Alberta, exposed producers to a 15% export duty on all sales to the U.S. and a further 7.5% duty when volumes exceeded defined surge levels. Alberta producers exceeded surge levels for seven months in 2009, and continued to find themselves in a surge position moving into 2010.

Despite the many negative factors hampering the segment’s performance, mill-net realizations fell by only 11% compared to the previous year and 16% compared to 2007, reflecting the positive effects of a continued focus on optimizing grade mix, stronger sales into the higher-return specialty grade market, and contributions from the lumber hedging program.

Year-over-year production comparisons reflect the loss of the Fox Creek operation to fire in August 2008 and market-related shift reductions implemented at the Boyle and Whitecourt mills in February 2009. The shift reductions resulted in $0.8 million in severance charges. At Boyle, the curtailment was implemented on an indefinite basis; at the lower-cost Whitecourt mill, the reduction was made on a temporary basis, and a partial recall was conducted early in the second quarter. At time of reporting, the Whitecourt and Boyle operating facilities were collectively running at approximately 80% of capacity; however, taking into account the loss of Fox Creek, the Company’s lumber production level was at approximately 70% of combined capacity. The curtailments implemented in 2009 enabled shipments to exceed production, as the Company worked aggressively to manage inventories.

As previously reported, the Company settled the Fox Creek fire insurance claim, receiving $25.9 million in the first quarter which, in conjunction with the $5.0 million received late in 2008, represented the mill’s actual cash value of $30.9 million. The mill’s replacement value was settled at $38.6 million, with the result that a further $7.7 million will be available for use if construction of a new facility proceeds. To date, the Company has not made a decision on whether to rebuild the Fox Creek sawmill.

(4)

Segment revenue declined compared to the previous year, on lower pricing and shipments. The cost of products sold was also lower, reflecting the reduction of output and a positive $1.6 million log- and lumber-inventory revaluation. On a per-unit basis, the cost of products sold improved year-over-year by nearly 5%, adjusted for inventory valuation changes, and by more than 6%, excluding the impact of non-cash inventory value changes. Compared to two years ago, the segment has seen its per-unit cost of products sold decrease by approximately 15%. These improvements are largely the result of lower energy costs, increased productivity and cost reduction activities carried out in both the production facilities and the woodlands operations. Today, log and lumber inventories continue to be held at market realization values, some $2.9 million below cost.

The segment had an operating loss of $16.5 million, compared to a $12.2 million loss in 2008 and an $18.4 million loss in 2007. The results, though disappointing, were far better than might have been achieved were it not for the Company’s determined focus on controlling costs to remain competitive.

Capital expenditures were held to a minimum in the first three quarters of the year, given the uncertain economic prospects. As the outlook improved, delayed projects were addressed in the fourth quarter, bringing the year’s capital expenditures to a more normal annual level of $2.9 million.

Pulp

	Year ended December 31,
	2009	2008	2007

Production - thousands of tonnes	278.9	289.5	306.5
Shipments - thousands of tonnes	295.8	285.4	320.5
Average Benchmark price - NBSK, US$ per tonne	$667	$839	$800
Average Benchmark price - BEK, US$ per tonne	$564	$782	$707
Sales - millions	$167.8	$197.8	$205.2
EBITDA - millions	$22.0	$38.5	$37.7
EBITDA margin - %	13%	19%	18%
Operating earnings (loss) - millions	$11.8	$28.2	$27.5
Capital expenditures - millions	$0.6	$0.6	$1.0

The year began with pulp markets in a state of collapse brought on by the global financial crisis that surfaced in late 2008 and continued into 2009, resulting in sharply reduced economic activity and a corresponding decline in demand for paper and, in turn, pulp.

In response, the Company curtailed output at its BCTMP mill and, in conjunction with company-wide workforce reductions, cut mill staffing levels, incurring in the process a severance charge of $0.5 million. Output was balanced to shipments in short order, and, when demand unexpectedly rebounded in the second quarter, the mill quickly returned to full production.

The market pulp sector experienced a robust recovery as the year progressed, largely on increased demand from China, with the rest of the world’s paper industry recovering at a slower pace. Though important, accounting for roughly one-third of segment sales, the Chinese market was not solely responsible for the Company’s improved performance, which benefited from increased demand and pricing across all segment product lines and geographic market regions.

Despite a return to full-capacity operating rates through the balance of the year, first-quarter curtailments resulted in lower pulp production in 2009 than in comparable years. Shipments rose, bringing inventories to historically low levels in conjunction with the production curtailments, and maintaining tight supplies on increased demand. This, in turn, contributed cash as the Company actively managed its working capital.

(5)

Even with the strong rebound in the market, U.S.-dollar-denominated benchmark pricing was 28% lower than in 2008 and 20% lower than in 2007. Mill-net realizations were further hurt by a strengthening Canadian dollar, though year-over-year comparisons were more favourable, with mill-net realizations down less than 20% compared to 2008 and 11% from 2007.

Pulp segment cost of products sold was lower on reduced production. On a per-unit basis, cost of products sold was down nearly 12%, the result of lower energy and other commodity costs and improved productivity. Through the year, quarterly comparisons were affected by log- and pulp-inventory valuation changes; however, these changes were completely reversed by year’s end, with inventories for both products valued at cost at December 31.

After a weak first quarter, the pulp segment’s performance rebounded strongly, generating EBITDA of $22.0 million and operating earnings of $11.8 million. Neither figure compared favourably to past years, however, due to the impact of the lower pricing at the start of the year.

In 2009, pulp segment power costs were reduced by $12.8 million below market rates due to the allocation of 93% of the benefit of the Company’s power purchase rights to the segment. The balance of the benefit was used to offset power costs in the lumber segment. By comparison, power purchase rights contributed a cost benefit to the pulp segment of $30.7 million in 2008 and $19.8 million in 2007. The lower contribution in 2009 was the result of generally lower power demand in the province causing lower pool pricing.

The pulp segment’s capital expenditures were $600 thousand in 2009, which was consistent with comparable years and represents the minimum maintenance of business requirements for the segment.

Corporate and Other

	Year ended December 31,
	2009	2008	2007
	(in millions of Canadian dollars)

Revenue	$0.3	$0.3	$2.1
EBITDA	$(12.1)	(12.8)	$(10.8)
Operating loss	$(13.6)	$(14.5)	$(12.7)
Capital expenditures	$0.1	$0.4	$1.0

Revenue for the corporate and other segment was generated primarily from fees billed to the parent company for administrative services. Corporate revenue in 2009 was consistent with 2008 but lower than 2007, the last year during which the segment benefited from fees related to administration and marketing service agreements with the Meadow Lake Pulp Limited Partnership (MLPLP). These service agreements are no longer in effect.

General and administrative costs were essentially unchanged from comparable years.

Financing Expenses

At $18.1 million, financing expenses in 2009 were comparable to 2008’s but $1.7 million higher than in 2007. Given that most of the Company’s financing expense is denominated in U.S. dollars, the average C$-US$ exchange rate for 2009 would suggest lower financing expenses than in 2008 and 2007; however, financing expenses reflect the actual exchange rate in effect on the interest-payment due dates of May 15 and November 15, not the yearly average.

(6)

Unrealized exchange (loss) gain on long-term debt

Long-term debt of US$190 million was translated at the exchange rate of US$0.951/C$ on December 31, 2009, compared to rates of $0.821 on December 31, 2008, and $1.0088 on December 31, 2007. This resulted in an unrealized gain of $31.7 million for 2009, compared to an unrealized loss of $43.1 million in 2008 and an unrealized gain of $33.1 million in 2007.

Other income (expense)

In 2009, the Company reported $10.2 million in other expenses, compared to $33.1 million in other income in 2008 and $3.5 million in other expenses in 2007. This item primarily reflects foreign-exchange gains or losses on working capital. For the reporting year, the Company realized an $8.6 million foreign-exchange loss, whereas it posted a $7.7 million foreign-exchange gain in 2008. Other expenses for 2009 were also affected by the disposal of obsolete equipment, which resulted in a further loss of $1.8 million, and the loss of a loader to fire, which resulted in $500 thousand in income. In 2008, the Company realized a net gain of $25.7 million on the loss to fire of the Fox Creek sawmill, considering both the write-off of the assets and the insurance settlement.

On December 28, 2005, the Meadow Lake Pulp Limited Partnership (MLPLP) was granted protection under the Companies' Creditors Arrangement Act (CCAA). In 2005, the Company recorded a $4.3 million provision for loss on amounts receivable from MLPLP and, in 2006, recorded a further provision for loss of $2.3 million. In 2008, the Company recorded a final $933 thousand provision for accounts receivable arising subsequent to the CCAA action that is currently in dispute between the parties. As at December 31, 2008, there was no further trade-receivable balance related to MLPLP.

Income taxes (recovery)

Operating results for the year were subject to income taxes at the statutory rate of 36.0%, compared to 36.5% in 2008 and 39.5% in 2007. The effective tax rate for the year varied from the statutory rate as a result of the manufacturing and processing deduction, the non-taxable portion of the unrealized exchange loss on debt, the non-taxable portion of capital gains and the effect of future income tax rate reductions.

Liquidity and Capital Resources

Summary of Financial Position

	As at December 31,
	2009	2008	2007
	(in millions of Canadian Dollars)

Cash	$61.2	$46.4	$24.0
Current assets	$153.6	$181.8	$151.2
Current liabilities	$41.4	$40.7	$44.1
Ratio of current assets to current liabilities	3.7	4.5	3.4
Long-term debt	$215.2	$247.7	$205.3
Shareholder's equity	$69.8	$77.2	$105.6

The Company ended the year with $61.2 million in cash, up significantly from the $46.4 million held at the end of 2008, the result of positive contributions from working capital reductions and the Fox Creek fire insurance settlement offsetting operational cash usage.

In 2009, the Company renewed its $50 million revolving credit facility, extending the expiration to May 31, 2011. The facility is subject to a borrowing formula based on accounts receivable and inventory, both of which have been reduced as part of the Company’s focus on cash and working capital management. On December 31, 2009, $47 million was available under the facility, $3.5 million of which was committed to letters of credit.

(7)

Based on our current level of operations, the Company believes that the existing cash balance and availability under its revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next 12 months. However, the Company’s future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Selected Cash Flow Items

	Year ended December 31,
	2009	2008	2007
	(in millions of Canadian dollars)
Operating activities:
Cash provided (used) before change in working capital	$(21.4)	$4.4	$2.8
Change in non-cash working capital	$15.4	$14.4	$(17.6)
Investing activities:
Business acquisition	$-	$-	$(21.8)
Additions to property plant and equipment	$(3.6)	$(2.3)	$(8.9)
Insurance Proceeds	$25.9	$5.0
Other	$(0.8)	$1.6	$(0.1)
Financing activities:
Increase in other obligations	$-	$-	$5.1
Repayment of long-term debt	$(0.7)	$(0.6)	$(0.5)
Increase (decrease) in cash	$14.8	$22.4	$(40.9)

The Company used $21.4 million cash in operations, a significant change from the $4.4 million provided in 2008 and the $2.8 million provided in 2007. This reflected the challenging market conditions experienced by both product lines during the year.

Reductions in working capital generated cash of $15.4 million, which was consistent with the $14.4 million generated in 2008 and demonstrated the effectiveness of the Company’s cash and inventory management. Given current operating rates, the Company does not expect the low inventory levels seen in 2009 to continue in 2010. Likewise, accounts receivable balances are likely to increase modestly when market pricing improves.

On July 31, 2007, the Company purchased the net operating assets of Mostowich Lumber Ltd., a privately owned company located in Fox Creek, Alberta, for cash consideration of $21.8 million. The assets purchased included log inventory, buildings, lumber manufacturing equipment with a capacity of 55 million board feet per year, mobile equipment and coniferous timber quotas. The mill was lost to a fire in August 2008.

Capital expenditures were $3.6 million in 2009, compared to $2.3 million in 2008. The 2008 amount represented the Company’s minimum maintenance of business requirements; on the basis of a more positive market outlook, the Company increased capital expenditures slightly in 2009, though the amount still lagged the normalized annual level of $5 million.

Other investing activities in 2009 included the provision of loans to select officers of the Company that were offset in part by the proceeds on the sale of miscellaneous assets. The sale of miscellaneous assets by the Company generated the majority of the $1.6 million in asset disposals recorded in 2008.

(8)

In 2009, the Company received the $25.9 million balance of the $30.9 million actual cash value settlement related to the Fox Creek sawmill fire insurance claim; a $5.0 million advance had been received in the fall of 2008. The facility was insured at replacement cost, and the Company and the insurer agreed on a replacement value of $38.6 million. The $7.7 million difference between the cash and replacement values will be due as reimbursed capital expenditures, should the Company decide to rebuild the facility and should the cost of doing so exceed the actual cash value settlement.

Financing activities for the quarter were limited to principal repayments on the power purchase rights loan #1 and #2.

Research and Development

There were no significant research and development activities in 2009.

Trend Information

Existing weakness in the U.S. housing market was greatly exacerbated by the global economic recession of 2009 brought on by the financial crisis of 2008. Supply curtailments within the lumber sector were initially insufficient to address the impact on demand of sharply reduced housing starts, resulting in a continued slide in softwood lumber pricing through the first part of 2009. Eventually, the overhang of inventory was consumed, and the market found a level of demand/supply balance, which in turn provided modest upward price opportunity on any increase in demand. The Company sees no indications of change to these factors in 2010 and expects continued weakness in demand, combined with the threat of potential re-entry of curtailed supply, to act against any sustained price increase for its lumber through the year.

The worldwide recession had a marked impact on the demand for paper and paperboard products, depressing both demand and pricing for pulp, including the Company’s BCTMP. Significant curtailments and permanent shutdowns of pulp sector capacity moderated the impact and, together with unprecedented demand from China, brought about a level of recovery to the pulp market. This rebound may have run its course; however, continued one-time supply disruptions have maintained demand and pricing levels above what the Company had expected late in 2009 and into 2010. The Company expects to see a correction in the market late in the first half of the year, followed by a more sustained recovery in line with improvement to the general world economy.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements, other than $3.5 million committed for letters of credit under the revolving credit facility.

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Tabular Disclosure of Contractual Obligations

The table below summarizes the Company's contractual obligations as at December 31, 2009.

	Payment due by period
	(in millions of Canadian dollars)
Contractual Obligations (1)		Less than 1			More than 5
	Total	year	1-2 years	3-5 years	years
Long-term debt	$216.0	$0.8	$1.9	$202.0	$11.3
Fixed-rate interest(2)	74.1	17.2	34.2	18.3	4.4
Power purchase rights	310.4	20.4	43.0	79.8	167.2
Total	$600.5	$38.4	$79.1	$300.1	$182.9

(1)

Contractual obligations are agreements related to debt, leases and enforceable agreements to purchase goods or services on specified terms but do not include reforestation obligations, accounts payable in the ordinary course of business or contingent amounts payable.

(2)	Based on annual interest of US$14.7 million converted at a rate of US$0.951/C$.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Prices

The markets for pulp and lumber are highly cyclical and affected by such factors as global economic conditions, world-wide demand for pulp and paper, residential and commercial construction in North America and Asia, and changes in industry production capacity and inventory levels. All these factors have a significant impact on selling prices for the Company’s products and profitability. The following outlines the sensitivity of operating earnings over the course of a year to changes in commodity prices.

	Change in	Estimated impact on operating
	realized price(1)	earnings(2)
		(in millions of Canadian dollars)
Pulp(3)	US$50/ADMT	$15.6
Lumber(4)	US$50/MFBM	$18.9

(1)	Assumed exchange rate of US$0.951 = $1.00.
(2)	Before impact of profit sharing plan.
(3)	Based on annual shipments of 305,000 ADMT.
(4)	Based on annual shipments of 380 MMFBM and export tax of 15%.

Foreign Exchange

The Company sells the majority of its products (77% of 2009 revenue) outside of Canada in U.S. dollars. Consequently, the value of the Canadian dollar versus the U.S. dollar has a major impact on revenue and profitability. The value of the Canadian dollar was US$0.951 as at December 31, 2009, compared to US$0.821 as at December 31, 2008.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in the Company’s debt-service payments, substantially all of which are denominated in U.S. dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company periodically enters into foreign-exchange forward contracts. It does not hold or issue foreign-currency financial instruments for trading purposes. Based on sales revenue for the year ended December 31, 2009, the effect of a US$0.01 change in the value of the Canadian dollar over the course of the year would impact operating earnings by approximately $2.4 million.

Interest Rates

The interest rates on the Company’s long-term debt are fixed. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates, nor does it use any instruments to manage its exposure to changes in foreign-currency rates with respect to U.S.-dollar-denominated debt.

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